Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Aqua Vault, Inc.
20533 Biscayne Blvd, Ste. 4947
Aventura, FL 33180
TheAquaVault.com

Up to $1,050,864.12 in Class B Non-Voting Common Stock at $9.63
Minimum Target Amount: $9,995.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Aqua Vault, Inc.
Address: 20533 Biscayne Blvd, Ste. 4947, Aventura, FL 33180
State of Incorporation: DE
Date Incorporated: July 18, 2019

Terms:

Equity

Offering Minimum: $9,995.94 | 1,038 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,050,864.12 | 109,124 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $9.63
Minimum Investment Amount (per investor): $346.68

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 Hours | 10% bonus shares

Early bird Bonus Next 7 Days | 5% bonus shares

Volume

Tier 1 ($500+)- Newest product ChargeCard and AquaVault Snapback Hat

Tier 2 ($1000+)- Product Bundle= ChargeCard, FlexSafe, Fingerprint Lock, Hat

Tier 3 ($10,000+)- Tier 2 Product Bundle + Golf Outing in Miami with the Team

Tier 4 ($25,000+)- Tier 3 + 5% bonus shares + 15% Lifetime discount

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

AquaVault will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common shares at $9.63 / share, you will receive 110 shares, meaning you'll own 110 shares for $963. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

AquaVault, Inc. designs, manufactures and globally distributes patented portable security devices and innovative travel accessories. The objective is to deliver a growing travel and security product line to customers through business-to-business and business-to-consumer sales channels under the AquaVault® brand. Customers include retail partners, resorts & hotels, cruise lines, end-user e-commerce channels, global distribution partners, and wholesale accounts.

In 2019 AquaVault converted from an LLC to a C-Corp. The company has kept in place the same management structure and personnel.

Business Summary: AquaVault was featured on ABC's Shark Tank and secured a partnership with investor Daymond John. Our portable safes and travel accessories are available at well-established resorts, waterparks, and retailers around the world. Our customizable products have proven to be highly desired for corporate gifts and promotional giveaway items.

Unique Selling Proposition: We believe AquaVault is positioned to gain upon existing market share in the portable security & travel accessory industry. The company and current owners are expanding the AquaVault IP portfolio (trademarks, utility patents & design patents). AquaVault has an impressive list of major press coverage and is growing its online/retail visibility and customer base. The company has a track record for consistent re-orders with some of the largest hotel groups and retail chains in the nation. We are beyond the proof of concept phase and are now working towards accelerating growth and scale in our respective markets.

Target Markets: Direct to Consumer (Online), Hotels, Theme Parks, Water Parks, Hospitals, Colleges, Promotional Goods Suppliers, Retailers, Wholesalers, & International Distributors

Competitors and Industry

Travel Security and Accessory Industry: The industry accessory industry is well-established globally and major companies who dominate market share have been around for decades. However, market demand for new innovative products and ideas continues to fuel growth in the industry. AquaVault has identified products, existing services and new markets where we plan to compete and grow market share.

Products: security backpacks & bags, in-room safes, mobile accessories, hidden fanny packs & cross body bags, stand-in-place locker systems, waterproof phone cases, portable charging devices, padlocks and smart locks, & other travel accessories.

Competitor Companies: Masterlock, Travelon, Pacsafe, SafeMark, Worldwide Safe, Mophie, Seawag, Anker, & more.

Services: Locker & equipment lease/ rentals (resort, waterpark, theme park), In-room safe leasing companies, mobile device & travel accessory wholesalers, promotional goods suppliers.

Current Stage and Roadmap

Current Stage: Through mid 2019 we were selling four products which grossed AquaVault millions of dollars of sales annually. In 2019-2020, after our last capital raise with StartEngine, we developed three (3) additional products that will help increase future sales and expand our customer base. Our new products have already been introduced to the market in 2020 and have already gained impressive initial market traction.

Roadmap: Introducing new products to the marketplace will increase our market visibility. Simultaneously, AquaVault is developing new marketing strategies and scalable product sales funnels. AquaVault also continues to build brand awareness through major press placements & media opportunities. We have built the foundation for sustained growth and will continue to stay on the cutting edge of industry opportunities in an ever-changing world.

The Team

Officers and Directors

Name: Avin Samtani

Avin Samtani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer (COO) / Director
  Dates of Service: January 02, 2015 - Present
  Responsibilities: Sales, Marketing, Business Development ($100k/ yr Salary)

Other business experience in the past three years:

- **Employer:** Venetian Capital Partners LLC
  Title: Member/ Owner
  Dates of Service: November 10, 2008 - Present
  Responsibilities: Holding Company

Name: Robert Peck

Robert Peck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO) / Director
  Dates of Service: January 02, 2015 - Present
  Responsibilities: Sales, Manufacturing, Product Development, R&D, New Business/ Products ($100k/ yr Salary)

Other business experience in the past three years:

- **Employer:** Blue Rise LLC
  Title: Member/ Owner
  Dates of Service: December 15, 2008 - Present
  Responsibilities: Holding Company

Name: Jonathan Kinas

Jonathan Kinas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer (CFO) / Director

Dates of Service: January 02, 2015 - Present
Responsibilities: Compliance, Accounting Review, Sales, Financial Statements and Outlook ($100k/ yr Salary)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as

part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage for some new products we are adding to our line. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated production hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors

might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the

Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AquaVault, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AquaVault, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We are backed by an SBA loan.

The SBA loan is secured by the business with personal guarantees from the founders. The SBA loan was taken out to scale production. This was the cheapest money available to businesses. Its a 10 year note at 7.99% APR. We are on automatic payments and plan to aggressively pay this down as soon as possible.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Blue Rise, LLC (Managed by Robert Peck- 100% Owned by Robert Peck)	619,381	Class A Voting Common Stock	27.06
Venetian Capital Partners, LLC (Managed by Avin Samtani- 100% Owned by Avin Samtani)	619,381	Class A Voting Common Stock	27.06

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 109,124 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 2,288,571 outstanding.

Voting Rights

Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,500,000 with a total of 462,408 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Shares

Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 205,714
Use of proceeds: Inventory
Date: September 11, 2015
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Voting Shares
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 411,428
  Use of proceeds: Inventory, R & D, Marketing, Operating Exp
  Date: September 19, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,633.00
  Number of Securities Sold: 158,403
  Use of proceeds: StartEngine Platform Fees 6% of funds Marketing 24% of funds Used to scale our Online Marketing & Traffic. Also used for increased brand awareness at tradeshows and industry events. Research & Development 10% of funds Used to build out and tool new commercial aquavault, new biometric travel products, and upgraded FlexSafe+ bag. This will also be used to build out retail marketing and POS services. Operations 10% of funds General operating expenses, salaries, vendor outsourcing, cash flow, etc Working Capital 20% of funds This is used to keep positive cash flow and growth capital necessary for online scaling as needed. Inventory 30% of funds Used for inventory purchases to keep our warehouse stocked up with reserves set in place.
  Date: August 08, 2019
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $148,036.00
  Number of Securities Sold: 21,148
  Use of proceeds: operations
  Date: March 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Aqua Vault, Inc., formerly known as Aqua Vault, LLC was formed on March 7, 2011 in the State of Florida. On July 18, 2019, Aqua Vault, LLC converted to Aqua Vault, Inc., a Delaware Corporation (collectively, the "Company" or "Aqua Vault"). The Company's headquarters are located in Aventura, Florida.

The Company is in the business of developing, manufacturing, selling, and distributing its product line to customers in multiple industries. The objective is to deliver a growing travel and security product line to customers through B2B and B2C sales channels. All Company products are sold under the AquaVault & FlexSafe brand. Customers include retail partners, resorts & hotels, cruise lines, end-user e-commerce channels, global distribution partners, as well as wholesale accounts.

Revenue in 2019 was $2,182,811, which was a 25% decrease from the revenue in 2018 of $2,919,785, however, our revenue growth from 2017 to 2018 increased 391%. We believe the decrease in sales was due to a particularly strong 2018 as well as having encountered inventory shortages throughout 2019. The Company also focused a greater percentage of time raising capital throughout 2019 than sales. With proper access to growth capital, we believe we can avoid further inventory and supply issues as the company grows. Historically this has been the largest use of available cash placing burdens on operations and restricting accelerated growth.

Cost of sales in 2019 was $1,206,972, which was a decrease from $1,806,795 in 2017. The decrease was largely due to a decline in inventory purchases and directly reflects the costs derived from slightly lower sales volume in 2019.

The Company's expenses consist of, among other things, commissions paid to convert online marketing channels, compensation, inventory, marketing and sales expenses, legal fees, fundraising, commissions, and continued R&D. Expenses increased marginally from $1,296,131 in 2018 to $1,497,908 in 2019. The slight increase is a result of the Company's efforts in creating three new products, raising capital and increasing the marketing exposure of the brand. This marginal increase in expenses put the Company in a good position to scale through 2020 and beyond.

Historical results and cash flows:

The Company expects cash flow to improve as inventory purchase cycles have become

more predictable. Traditionally, inventory has been the largest expense and largest upfront cost. Inventory demands from customers with non-favorable payment terms we view as largely unpredictable and unfavorable to the company. To combat this issue, we have negotiated more favorable payment terms with our customers, vendors and marketing partners as well as demanded larger lead times in an effort to better prepare for such demand. Continued efforts to raise capital will also help predict cash flow more accurately and the Company continues to improve access to growth capital as necessary.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has a revolving manufacturing line of credit for $280K from our manufacturer as well as a $100K inventory line of credit. Both lines of credit currently have a $0 balance and were paid off in 2020. The Company also has current cash on hand in the amount of $125K and an SBA loan with First Home Bank with an outstanding balance of $291k. The Company will explore other short term and long term debt options as growth and scale continue.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company has consistently raised capital at higher valuations. We believe that raising significant capital will help facilitate the speed of growth and overall market capitalization. The funds raised are not critical to operations, however, access to additional capital will position the company to capitalize on both current and future growth opportunities. The Company currently has growing sales figures and a customer base to support growth without raising money through a Reg CF offering. Previous seed rounds directly contributed to growth in the early years of the Company.

Since its first profitable year in 2015 the Company has closed four investment rounds. For the first seed round in 2015, the Company raised $100,000 in exchange for 5% equity ($2M Valuation). Previous year sales at the time were roughly $150,000 closing the round at an 13.3X multiple on sales.

For our second round in 2016, the Company raised $250,000 in exchange for 10% equity ($2.5M Valuation). Previous year sales at the time were roughly $302,000 closing the round at an 8.3X multiple on sales.

For our third round in 2019, the Company had oversubscribed Regulation CF capital raise through StartEngine. The Company oversubscribed the offering and raised $1.07M at an $18M valuation

The fourth investment came from a European distribution / strategic partner early in

2020. The company raised $147k in exchange for a .77% equity stake in the company.

The price of shares reflects the opinion of the Board as to what is fair market value. In the same way, previous capital raises have helped the company scale growth, the instant Reg CF offering today will directly contribute to near-future revenue growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised are not critical to the viability of the Company but will directly contribute to scalability in a shorter period of time. The Company's growing sales figures, product lines and growing customer base will allow it to continue to grow even without the instant Regulation CF offering, but at a slower rate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company believes it can continue to cover operating expenses for 1-2 years (or slightly beyond) even if only the minimum goal is raised. The Company has positive revenue, growing sales, a growing customer base and positive margins. The Company will minimally increase current fixed expenses and variable costs will go up only with an increase in sales as it works to improve gross margins.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal is reached the company believes it can cover operating expenses and grow faster for the foreseeable future. The company will be able to grow sales at a faster rate and cover upfront fixed costs to do so such as larger inventory down payments. This will allow the company to better prepare inventory, sales, and marketing efforts with more predictability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If needed, the company can always explore additional capital resources. Larger lines of credit for inventory and marketing efforts may be necessary as sales increase. Any future capital raises will undergo extreme scrutiny by all voting Class A shareholders and will be in the best interest of all of our shareholders.

Indebtedness

- **Creditor:** First Home Loan (SBA Loan)
  Amount Owed: $291,000.00
  Interest Rate: 7.75%
  Maturity Date: August 14, 2028
  On August 14, 2018, the Company entered into a 120-month term loan agreement with First Home Bank (the "First Home Loan") in the amount of $350,000 As of December 31, 2019 and 2018, the First Home Loan had an outstanding balance in the amounts of $315,515 and $340,048, respectively. The First Home Loan bears a variable interest rate equal to Prime plus 2.75% (initially 7.75%), which resets quarterly and requires monthly payments in the amount of $4,194. The First Home Loan matures on August 14, 2028. For the years ended December 31, 2019 and 2018, the Company incurred interest expense in the amount of $26,909 and $8,285, respectively. The First Home Loan is collateralized by all assets of the Company. Additionally, the First Home Loan is personally guaranteed by two of the Company's officers, Robert Peck and Avin Samtani.

Related Party Transactions

Valuation

Pre-Money Valuation: $26,491,927.77

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

Valuation Basis

We concluded our current pre-money valuation after careful consideration of AquaVault's business activity through 2020. Amidst Covid-19 restrictions on our industry, the company increased its sales in 2020 from 2019 and developed three new products that were released to the market this year which we predict to increase sales accordingly by opening our marketing efforts up to comparative industries.

AquaVault Inc. has obtained additional intellectual patents and trademarks in 2020, which we believe has added considerable value to our company and brand. The company oversold its previous regulation CF offering and has extended distributor &

investor networks. AquaVault is well-positioned for expanded growth in 2021 & beyond. Furthermore, AquaVault has prepared itself for market scalability by increasing inventory reserves and recognizing scalable sales channels.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  25.0%
  We will continue to expand marketing efforts with funds raised. Marketing primarily consists of digital ad spend and digital platform fees.

- *Company Employment*
  25.0%
  The proceeds will be partially used for employment purposes. This includes keeping current staff in place.

- *Research & Development*
  15.0%
  The proceeds will be partially used for R&D. This includes enhancements to the current product line as well as developments towards new future products.

- *Operations*
  20.0%
  The proceeds will be partially used for operations. This includes platform fees, warehouse fees, and general operating budgets.

- *Working Capital*
  9.0%
  The proceeds will be partially used for working capital. This includes fixed costs and general working capital related to continuing business efforts.

If we raise the over allotment amount of $1,050,864.12, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  25.0%
  The proceeds will be partially used for marketing. This includes digital

marketing, marketing platform fees, marketing scale, and marketing based commission payments.

- *Inventory*
  25.0%
  The proceeds will be partially used for inventory. This includes keeping stock levels adequate to prevent backorder situations.

- *Company Employment*
  20.0%
  The proceeds will be partially used for employment purposes. This includes keeping current staff in place.

- *Research & Development*
  10.0%
  The proceeds will be partially used for R&D. This includes developing enhancements to our hotel rental products and implementation procedures. This also includes other enhancements to our current product line.

- *Operations*
  14.0%
  The proceeds will be partially used for working capital. This includes making sure cash flow for future projects and opportunities is readily available.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at TheAquaVault.com (https://theaquavault.com/pages/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/aquavault-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Aqua Vault, Inc.

[See attached]



AQUA VAULT, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT ACCOUNTANT'S AUDIT REPORT

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

AQUA VAULT, INC.
TABLE OF CONTENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Aqua Vault, Inc.
Aventura, Florida

We have audited the accompanying financial statements of Aqua Vault, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Future Operations

As discussed in Note 2, the Company revenues are not sufficient to fund its operations. Currently, the Company is dependent on additional capital or debt in order to continue its operations.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aqua Vault, Inc. as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

SetApart FS

October 2, 2020
Los Angeles, California

AQUA VAULT, INC.
BALANCE SHEETS

As of December 31,		2019		2018
ASSETS				
Current Assets:				
Cash	$	259,733	$	90,283
Inventories		185,564		121,715
Common stock subscription receivables		130,495		-
Accounts receivable, net		15,643		9,017
Total current assets		591,435		221,015
Intangible assets		14,547		14,412
Total assets	$	**605,982**	$	**235,427**
LIABILITIES AND EQUITY				
LIABILITIES				
Current liabilities:				
PayPal Inventory Loan	$	79,657	$	-
Current portion of long term debt		29,015		-
Current liabilities		14,369		11,131
Kabbage Loan		4,386		6,120
Total current liabilities		127,427		17,251
Long term debt less current portion		267,252		318,399
Total Liabilities		**394,679**		**335,650**
EQUITY				
Class A Par Value ($0.0001 par value, 4,000,000 Shares authorized; 2,288,571 issued)		229		-
Class B Par Value ($0.0001 par value, 500,000 Shares authorized; 441,246 issued)		45		-
Members' Equity		-		311,307
Additional paid in capital		898,248		-
Accumulated Deficit		(687,217)		(411,530)
Total equity		**211,305**		**(100,223)**
Total liabilities and equity	$	**605,984**	$	**235,427**

See accompanying notes to financial statements

AQUA VAULT, INC.
STATEMENT OF OPERATIONS

For The Year Ended December 31,		2019		2018
Revenue, net	$	2,182,811	$	2,917,242
Cost of goods sold		1,206,972		1,794,348
Gross Profit		975,839		1,122,894
Operating expenses				
Sales and marketing		979,856		891,640
General and administrative		518,052		404,491
Total operating expenses		1,497,908		1,296,131
Operating loss		(522,069)		(173,237)
Interest expense		64,535		84,249
Net loss	$	(586,604)	$	(257,486)

See accompanying notes to financial statements

AQUA VAULT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Class A Common Stock	Class B Common Stock	Additional Paid in Capital	Members' Equity	Accumulated Deficit	Total Equity
Balance at December 31, 2017	$ -	$ -	$ -	$ 324,067	$ (154,044)	$ 170,023
Distributions	-	-	-	(12,760)	-	(12,760)
Net loss	-	-	-	-	(257,486)	(257,486)
Balance at December 31, 2018	$ -	$ -	$ -	$ 311,307	$ (411,530)	$ (100,223)
Net income from the LLC period	-	-	-	-	100,613	100,613
Conversion from LLC to C Corp	229	28	133	(311,307)	310,917	-
Issuance of Common Stock	-	17	898,115	-	-	898,132
Net loss from the C Corp period	-	-	-	-	(687,217)	(687,217)
Balance at December 31, 2019	$ 229	$ 45	$ 898,248	$ -	$ (687,217)	$ 211,305

AQUA VAULT, INC.
STATEMENT OF CASH FLOWS

For The Year Ended December 31,		2019		2018
Cash flows from operating activities:				
Net loss	$	(586,604)	$	(257,486)
Adjustments to reconcile net loss to net cash used by operating activities:				
Amortization		3,924		6,525
Changes in operating assets and liabilities:				
Accounts receivable, net		(6,626)		87,107
Inventories		(63,849)		555,983
Current liabilities		3,238		(81,257)
Deferred Revenue		-		(479,606)
Net cash used by operating activities		**(649,917)**		**(168,734)**
Cash flows from investing activity:				
Purchases of intangible assets		(1,659)		-
Cash used in investing activity		**(1,659)**		**-**
Cash flows from financing activities:				
Proceeds from Kabbage Loan		23,000		12,000
Repayments to Kabbage Loan		(24,734)		(5,880)
Proceeds from PayPal Inventory Loan		225,000		-
Repayments to PayPal Inventory Loan		(145,344)		-
Proceeds from First Home Loan		-		350,000
Repayments to First Home Loan		(24,533)		(9,952)
Debt repayments		-		(218,050)
Debt issuance costs		-		(24,005)
Issuance of Common Stock, net		767,637		-
Distributions		-		(12,760)
Net cash provided by financing activities		**821,026**		**91,353**
Net change in cash		169,450		(77,381)
Cash - beginning of year		90,283		167,664
Cash - ending of year	$	**259,733**	$	**90,283**
Supplemental disclosure of cash flows:				
Cash paid during the year for interest	$	**64,535**	$	**84,249**

1.   SUMMARY

Aqua Vault, Inc, formerly known as Aqua Vault, LLC was formed on March 7, 2011 in the State of Florida. On July 18, 2019, Aqua Vault, LLC converted to Aqua Vault, Inc., a Delaware Corporation (collectively, the "Company"). The Company's headquarters are located in Aventura, Florida.

The Company is in the business of creating, manufacturing and distributing unique portable security devices and various innovative travel accessories. The objective is to deliver an ever growing travel and security product line to customers through B2B and B2C sales channels under the AquaVault brand. Customers include various retail partners, resorts & hotels, cruise lines, end user e-commerce channels, global distribution partners, as well as wholesale accounts.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements incorporate the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Cash

Cash represents deposits held at financial institutions.

The Federal Deposit Insurance Corporation insures certain of the Company's bank accounts up to a maximum of $250,000 in each bank. From time to time, the Company maintains cash balances at a financial institution in excess of federally insured amounts. The Company mitigates this risk by depositing funds in financial institutions that management believes are financially sound.

Accounts Receivable

Accounts receivable consists of sales to customers. In evaluating the collectability of accounts receivable, the Company analyzes its past history and identifies trends in order to estimate the appropriate allowance for doubtful accounts, which reduces the carrying amount of receivables. Accounts receivable are charged against the allowance when substantially all collection efforts cease. Recoveries of accounts receivable previously charged off are recorded when received. As of December 31, 2019 and 2018, the Company's allowance for uncollectible receivables were in the amount of $0 and $0, respectively. Additionally for the years ended December 31, 2019 and 2018, the Company incurred bad debt expense in the amount of $20,601 and $31,310, respectively.

Inventories

Inventories are recorded at the lower of cost or net realizable value. The weighted average method is used to determine the cost of inventory, which includes costs of in-bound freight. The Company's inventory only consists of finished products.

Intangible Assets

Intangible assets with finite lives are capitalized and amortized over the estimated useful lives using the straight-line method. The Company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patent are amortized over the expected period to be benefited, not to exceed the patent life.

As of December 31, 2019 and 2018, patent costs were in the amount of $21,659 and $20,000, respectively. Amortization of patent costs amounted to $1,524 and $4,169 for the years ended December 31, 2019.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established for net deferred tax assets not expected to be realized by the Company.

The Company's tax returns are subject to examination by federal and state taxing authorities. Due to many types of transactions are susceptible to varying interpretation under federal and state income tax laws and regulations, the amounts reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities. The Company assessed the tax positions of its federal, state and local tax returns for its open tax years and concluded it has no material uncertain tax liabilities to be recognized.

Revenue & Expense Recognition

The Company recognizes revenue when the customer takes physical control. Any fees charged to customers for delivered are a component of the transaction price and are recognized when delivery has been completed. The Company utilizes the delivery information at the individual contract level to determine when to recognize revenue for delivered projects and any related delivery fee revenue.

Expenses are recognized as incurred.

Cost of Sales

Costs of goods sold include the cost of purchases, freight and delivery, inventory shrinkage, markdowns and warehouse fees.

<u>Fair Value</u>

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participates on the measurement date. To measure fair value, a three -tier valuation hierarchy is utilized based upon observable and non-observable inputs. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Prices determined using other significant observable inputs. Observable inputs that other market participants would use in a pricing an asset or liability, including quoted prices for similar assets or liabilities.

Level 3—Prices determined using significant unobservable inputs. Unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Assets and liabilities that are measured at fair value on a nonrecurring basis are remeasured when the derived fair value is below the carrying value on the accompanying financial statements. Nonrecurring assets and liabilities are not periodically adjusted from the carrying value to fair value, except in the event of impairment. When an impairment is determined to have occurred, the carrying value is reduced to the fair value.

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts receivable, other current assets and other current liabilities approximate fair value due to the short-term nature of such instruments. If these instruments were measured at fair value in the accompanying financial statements, they would be classified as Level 1 in the fair value hierarchy.

Long term debt is presented at carrying value on the accompanying financial statements. Management believes the carrying value to approximate the fair value. If the long term debt was recorded at fair value, it would be classified as Level 2 in the fair value hierarchy.

Future Operations

As of December 31, 2019, and 2018, the Company's accumulated deficit was in the amount of $687,217 and $411,530, respectively. Management believes the Company's present cash flows will not be sufficient to cover its operations for twelve months from the date the accompanying financial statements are available to be issued. As management develops new products and builds new sales pipelines through 2020 & 2021 new capital sources will help the company become profitable within a 12-18 month period following subsequent investment. Even as the travel industry was severely impacted by Covid-19 restrictions in early 2020 the company has been able to pivot and endure the unprecedented global business environment.

However, management is working to obtain additional sources of capital in both the debt and equity markets. It is probable that management will obtain new sources of capital that will enable the Company to meet its obligations for the twelve-month period from the date the accompanying financial statements are available to be issued.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

3. STOCKHOLDERS' EQUITY

Common Stock

On July 18, 2019 the Company underwent a corporate restructuring and Aqua Vault LLC's membership interests were extinguished and Aqua Vault Inc issued shares of stock. As part of the corporate restructuring, the Company authorized 4,000,000 shares of Class A Voting Common Stock with a par value of $0.0001 and 500,000 shares of Class B Non-Voting Common Stock with a par value of $0.0001.

On March 1, 2019, the Company entered into an underwriting agreement related to the offer and sale of up to 152,857 shares of the Class B Non-Voting Common Stock at $7 per share. On November 7, 2019, the Company closed on the issuance of 158,403 shares of Class B Non-Voting Common Stock which resulted in total net proceeds of $898,132 after deducting offering expenses.

As of December 31, 2019, the Company had 2,288,571 and 441,246 shares issued and outstanding for Class A Voting Common Stock and Class B Non-Voting Common Stock, respectively.

4. DEBT

Kabbage Loan

On September 19, 2018, the Company received a loan from Kabbage, Inc. (the "Kabbage Loan") in the amount of $12,000. The Kabbage loan was paid off on March 20, 2019. On June 6, 2019, the Company received a new Kabbage Loan in the amount of $23,000. The Kabbage Loan bears an interest rate of 20% and was initially set to mature in six months. As of December 31, 2019 and December 31, 2018, the Kabbage Loan had an outstanding balance in the amount of $4,386 and $6,120 respectively. For the years ended December 31, 2019 and 2018, the Company incurred interest expense in the amounts of $1,610 and $1,080, respectively. The Kabbage Loan was repaid on March 6, 2020.

PayPal Inventory Loan

On January 22, 2019, the Company received a loan from PayPal (the "PayPal Inventory Loan") in the amount of $100,000. The PayPal Inventory Loan had fixed payments in the amount of $2,570 and was set to mature on January 22, 2020. The Company refinanced the PayPal Inventory Loan on August 16, 2019, for a principal balance in the amount of $125,000. The PayPal Inventory Loan bears an interest rate of 6.9% and has fixed payments in the amount of $2,570. The PayPal Inventory Loan was due to mature on August 16, 2020. As of December 31, 2019, the PayPal Inventory Loan had an outstanding balance in the amount of $79,657. For the year ended December 31, 2019, the Company incurred interest expense in the amount of $8,965.

On March 10, 2020, the Company modified its PayPal Inventory Loan to defer the payments until June with a new maturity date is October 28, 2020.

First Home Loan (SBA Loan)

On August 14, 2018, the Company entered into a 120-month term loan agreement with First Home Bank (the "First Home Loan") in the amount of $350,000 As of December 31, 2019 and 2018, the First Home Loan had an outstanding balance in the amounts of $315,515 and $340,048, respectively. The First Home Loan bears a variable interest rate equal to Prime plus 2.75% (initially 7.75%), which resets quarterly and requires monthly payments in the amount of $4,194. The First Home Loan matures on August 14, 2028. For the years ended December 31, 2019 and 2018, the Company incurred interest expense in the amount of $26,909 and $8,285, respectively.

The First Home Loan is collateralized by all assets of the Company. Additionally, the First Home Loan is personally guaranteed by two of the Company's officers, Robert Peck and Avin Samtani.

5. INCOME TAXES

The Company did not incur a provision for income taxes for the years ended December 31, 2019 and 2018 due to the Company incurring a net operating loss in 2019 and the Company being taxed as a partnership in 2018.

As of December 31, 2019, the Company had incurred net operating losses in the aggregate amount of approximately $688,000 and can be carried forward indefinitely. The net operating losses applied at the federal statutory rate of 21% provide a deferred tax asset to the Company in the amount of approximately $144,000.

The Company estimates the future taxable income that may be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of any federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

Additionally, under the provisions of the Internal Revenue Code, the net operating loss carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382, as well as similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the net operating loss carryforwards.

6. CONTINGENCIES

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. As of December 31, 2019 and 2018, there was no adverse impact to the Company.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the auditors' report, the date the accompanying financial statements were available to be issued.

During the first quarter of 2020, an outbreak of a novel strain of coronavirus ("COVID-19") emerged globally. As a result, mandates from federal, state and local authorities have led to an overall decline in economic activity. The ultimate impact of COVID-19 on the financial performance of the Company cannot be reasonably estimated at this time.

During the first half of 2020, the Company sold 21,148 shares of Class B Non-Voting Common Stock for $7 per share which resulted in total net proceeds of $148,036.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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AquaVault Inc.

Making Travel Safe





Website | Aventura, FL | TRAVEL/TOURISM | CONSUMER PRODUCTS

$0.00 raised

0 Investors	**$26.5M** Valuation
$9.63 Price per Share	**$346.68** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.05M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

How would you like to be an early investor in a company with millions in sales and positioned to be the brand leader in the travel security industry? We got a deal on Shark Tank and now it could be your turn to invest like a shark in AquaVault.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- AquaVault is Approaching $10 Million in Lifetime Revenue with 200+ Resorts, Casinos, Cruise Lines, and Theme Parks that Carry Our Products.
- AquaVault Closed a Deal on Shark Tank with Investor Daymond John and has Received Media Attention from Many of the Most Sought After Outlets. This Includes Forbes, Entrepreneur, Good Morning America, The Today Show, CNBC, Fox News, LA Times, Inc., GQ, and the Miami Herald.
- AquaVault previously raised over $1M+ from 1400+ investors in an oversubscribed crowdfunding offering in 2019.

Success From Our Previously Oversubscribed Crowdfunding Campaign

$1M+
Previously
Raised

1,400+
Investors

Now Is Your Chance To Invest!



AquaTeam Pitching to Investors on ABC's Hit Show Shark Tank

OVERVIEW

Anti-Theft Products that Add Peace of Mind

We created our anti-theft travel products so that you can feel at ease knowing your valuables and electronic devices are safely stowed away while you swim, stroll and take on the adventures of life.





Tourists, Travelers and Beach-Goers are Major Targets for Theft

Thieves are everywhere and travelers are victimized more than any other demographic. Most victims are targeted before they even get through the hotel lobby. With cell phone prices increasing every year, thieves realize how valuable electronic smart devices can be.



AquaVault Story: Our valuables were swiped from our lounge chairs while swimming. We turned our back for a few minutes and when we returned, everything was gone. We discovered several other hotel guests were also robbed there on the same day. When we asked the cops how often this happens, they

said, "You have no idea how many calls we get a day for this same incident" and we instantly recognized the magnitude of this problem.

THE SOLUTION

Lock Up and Swim with AquaVault

At AquaVault, we invented portable travel safes that lock to beach furniture and secure your valuables. Our products are sold at hundreds of hotels and amusement parks around the world. They allow users to lock up their valuables and enjoy added peace of mind.



Simply Lock & Swim

With a patented design that fits onto lounge chairs, umbrellas, and many other fixed objects, our portable safety products help put your mind at ease, so you no longer have to look over your shoulder or ask a stranger to watch your "stuff". Simply Lock up & Swim!





THE MARKET

At the Cross-Section of the Tourism and Smartphone Industries; there is an Ever-Growing Need for our Products!

Our products satisfy a "need" rather than a "want", as theft is all too common while traveling or visiting crowded places. With cell phone prices steadily increasing and easily north of $1,000 nowadays, thieves are trying to cash in on them. Global travel and tourism is a $7.6 trillion dollar industry (source)-- yes you heard that right, trillion! There were 1.4 billion international tourist arrivals in 2018. (source) Total worldwide cruise capacity is projected to be about 537,000 cruise ship passengers at the end of 2021. (source) In 2016, about 1,300 waterparks operated in North America (source) and 700,000 hotels operated globally (source).


Global Travel &
Tourism Market
$7.6 Trillion
RENT ME
LOEWS
MIAMI BEACH HOTEL



Travel Industry Statistics

| **1.3 Billion** International Tourist Arrivals per year | **1300 Waterparks** in the US and **700,000 Hotels** | **537k Cruise Ship Passengers** each year |

Cellphones play a vital role in modern-day life and, as the worldwide smartphone market continues to grow, so too does the market for smartphone accessories (Source). In 2018, the global mobile phone accessories market size was valued at $224.69 billion, and is projected to reach $284.06 billion by 2026, growing at a CAGR of 3.1% from 2019 to 2026. The global smart lock market size was valued at $1.2 billion in 2019, with more than 7 million units sold, and is expected to register a CAGR of 18.5% from 2020 to 2027 (Source).

Global Phone Accessory Market



Global Smart Lock Market



OUR TRACTION

Featured on Shark Tank and Other Major Media Outlets, with Sales in the MILLIONS!

MILLIONS!

We are approaching $10 MILLION in revenue and now have 200+ hotels and amusement parks carrying our product! Over the past few years, we've experienced some impressive growth:

- 2017 --- $3.5 million valuation
- 2018 --- $7 million valuation
- 2019 --- $18 million valuation
- 2020 --- $26.5 million valuation

Although we expected COVID travel restrictions to cause a decrease in our sales, we made the necessary changes to pivot and redirect our efforts in ways that allowed us to remain strong and potentially surpass last year's sales In addition to our Shark Tank feature, we have received media attention from Good Morning America, the Today Show, CNBC, Discovery Channel, Los Angeles Times, Fox News, Inc., GQ and Miami Herald.



ABC's The Talk

As Seen On















SHARK TANK · TODAY · GOOD MORNING AMERICA · CNBC

Inc. · FOX NEWS channel · GQ · Discovery CHANNEL

Miami Herald · Los Angeles Times · Entrepreneur





"AquaVault awarded best new hotel product"

In 2020, we released three new products with funds generated from our last StartEngine raise, secured new patents, began a retail partnership with CVS, and added new colors and sizes to our FlexSafe line. Our products are sold nationwide and globally with a new European distributor as we plan to continue to scale into the international market.




AquaVault








FlexSafe

Waterproof
Phone Case

New Products For 2020





Biometric
Fingerprint Lock

Charge Card

WHAT WE DO

Patented and Trademarked Product Line, Built to Put Your Mind at Ease

With over 8 patents, 7 Trademarks and thousands of raving customer reviews, AquaVault is making itself known in the tourism and mobile accessory industries. Our original AquaVault product is now a commercial lease and rental product that can be rented by resorts to guests looking to secure their "stuff". It has received great rental margins, customer data retention, and recurring revenue.





Our retail ready **FlexSafe** portable safe bag is slash-resistant, easy-to-pack, and has been awarded Travel Resort Product of the Year (HX Expo- North America's largest resort trade show).



Our premium quality **Waterproof Phone Cases** have a proprietary floating design that keeps your phone dry while you retain full access to your device, and provide a great inexpensive upsell at our current properties.





ChargeCard™ by AquaVault is an ultra-thin credit card-sized phone & smart device charger that fits in your wallet. It has built-in charging cables for both Apple & Android. ChargeCard is engineered with ultra-fast charging technology and designed to go wherever your adventures lead you.



Our **Biometric fingerprint lock** is USB rechargeable and fully water and dust resistant.



We are currently adding unique new travel security gear and mobile phone accessories to our inventory, so that we can continue to gain market share in our current market, as well as those adjacent. Our patent-pending designs and features will make these must-have items for travelers and adventure seekers.


Great Hiking Accessory


Use Everywhere


Portable Charger That Fits In Your Wallet


Portable Beach Chair Safe


100° Water In Iceland


Perfect Storage For Biking

THE BUSINESS MODEL

Industry Leaders with Many Major Retail Accounts and Revenue Streams

AquaVault is a revenue-generating company with years of experience. We participate in over 12 industry organizations and trade shows annually and sell products and services to major resorts, casinos, and cruise lines. We have landed major retail accounts such as Disney World, Bed Bath and Beyond, Ace Hardware, CVS, and Bass Pro Shop. We have a significant online presence and work with some of the most talented digital marketers and social influencers in the country.





Our revenue streams include:

- **Online:** Direct to Consumer, social influencer, Amazon, web sales
- **Retail:** Bed Bath and Beyond, Disney, CVS, Bass Pro Shops, Ace Hardware & hundreds of smaller shops & coastal stores
- **Distribution:** Global distribution and wholesale partners
- **Commercial:** Rental & lease model (Resort Hotels, Casinos, Waterparks, Cruise Ships)
- **Promotional Gift Market:** ASI and PPAI Member, corporate gift, promotional incentive, rewards points redemption item.



Revenue Streams



Online



Distribuition



Retail



Commercial



Promotional

HOW WE ARE DIFFERENT

Superior Quality, Patented Products Unlike any Others on the Market

A key element of our business is our portfolio of patents. No one else can do what we do and we take pride in that! We've amassed a rolodex of hotels, casinos, cruise lines, and theme parks with who we remain in constant contact with as we cherish those relationships that took us so long to create- over 200 hotels and amusement parks are already renting or selling our products and that number should only continue to grow.









Perfect
For Travel

Use
Everywhere

Heavy Duty

Lock Onto Any
Fixed Object

With our high quality patent-protected designs, we have already achieved critical acclaim from major news stations and media sources, as well as thousands of satisfied customer reviews. Not only has this gained us the trust of millions, but it has also put our brand at the front and center of the market!







GREAT IDEA
I have one and we bought one for our son & his family. It is everything they said it is. No more having to hide your valuables at the beach.
Mike B.

THE VISION

Continued Sales Growth as We Enter the Larger Global Market

AquaVault plans to grow and continue to scale through 2021 and beyond. The business plans to grow by adding new innovative products to the AquaVault brand, increase current market share, cross-sell products to existing customers, and fine-tuning our marketing channels & sales funnels.




Increase Market Share


Cross Selling


Fine Tune Marketing


Fine Tune Sales Funnel


Up Marketing Content

OUR LEADERSHIP

Join the Team that Swam with the Sharks and Shaped an Industry

We understand the market potential for our product and we want to offer you a chance to invest in our business and help us grow. In our first year, we did $100k in sales and, a few years later, our sales are in the MILLIONS. Our three founding partners are still involved full-time in the business and continue to work closely with partners and investors. As new investors, we hope you'll help us increase brand awareness as product users and brand ambassadors!





WHY INVEST

Because Everyone Deserves to Travel Worry-Free!

We started selling one portable safe on the beaches of Miami and now sell a full line of products to hotels, theme parks, cruise ships, casinos, water parks and retailers around the world. AquaVault has come a long way, but we still believe we are just getting started. With sales exceeding $10 million, it is apparent that there is a huge demand for our products around the world, and when we hear customers say, "where has this been all of my life," we know we're on the right track.

Our game-changing product has earned the love and trust of thousands of people, so join us at AquaVault and be a part of the solution!






Beaches   Colleges   Cruises   Home



AquaVault becomes a Business

Idea was conceptualized and we began creating our first product.



AquaVault Airs on ABC's Shark Tank and Closes a Deal with Investor Daymond John

We pitched the Sharks and walked out with a deal from investor Daymond John



AquaVault Launched First Reg CF Capital Raise on StartEngine.com

AquaVault successfully oversubscribes on first online capital raise



AquaVault Launches Second RegCF Capital Raise on StartEngine.com

Now YOU can own a part of our company!



November 2014   **March 2016**   **November 2019**   **December 2020**

May 2015   **December 2018**   **June 2020**   **Month Year**



AquaVault Gets First Major PR on the Today Show



AquaVault hits $6.5 Million in Total Sales

AquaVault expands their product line and gains market traction.



AquaVault Continues to Expand their



AquaVault Inc. Looks for Strategic Partners or Acquisitions

The company will entertain strategic opportunities or potential acquisitions.

We worked hard to have our product featured on a popular primetime TV show

Expand their Product Line with Three New Travel Products

PhoneVault, ... and o... ock ... 20

























































ess

SHOW MORE

Meet Our Team







Avin Samtani

COO & Co-Founder

Seasoned Entrepreneur with a demonstrated track record in Sales, Negotiation, Marketing and E-Commerce. A strong business

Robert Peck

CEO & Co-Founder

Background in International Business and Finance. Robert is highly skilled in business startup, product development,

Jonathan Kinas

CFO & Co-Founder

With a background in finance combined with an entrepreneurial mindset, Jonathan is involved in many of the day to day

development professional responsible for implementing growth opportunities within and between organizations.

Avin has a Bachelor's degree in Marketing & Finance from Hofstra University.

Avin currently serves AquaVault full time and is only a member of Venetian Capital Partners LLC, a holding company.

manufacturing, and government contracting. Robert holds a Bachelor's degree in international business from Hofstra University.

Robert currently serves AquaVault full time and is only a member of Blue Rise LLC, a holding company.

operations. His level of understanding of effectively scaling a business and expanding the footprint has been instrumental to the growth of Aquavault. He has a Bachelor's degree in Finance from Hofstra University.

Offering Summary

Company : Aqua Vault, Inc.

Corporate Address : 20533 Biscayne Blvd, Ste. 4947, Aventura, FL 33180

Offering Minimum : $9,995.94

Offering Maximum : $1,050,864.12

Minimum Investment Amount (per investor) : $346.68

Terms

Offering Type : Equity

Security Name : Class B Non-Voting Common Stock

Minimum Number of Shares Offered : 1,038

Maximum Number of Shares Offered : 109,124

Price per Share : $9.63

Pre-Money Valuation : $26,491,927.77

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer

under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 Hours | 10% bonus shares

Early bird Bonus Next 7 Days | 5% bonus shares

Volume

Tier 1 ($500+)- Newest product ChargeCard and AquaVault Snapback Hat

Tier 2 ($1000+)- Product Bundle= ChargeCard, FlexSafe, Fingerprint Lock, Hat

Tier 3 ($10,000+)- Tier 2 Product Bundle + Golf Outing in Miami with the Team

Tier 4 ($25,000+)- Tier 3 + 5% bonus shares + 15% Lifetime discount

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

AquaVault will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common shares at $9.63 / share, you will receive 110 shares, meaning you'll own 110 shares for $963. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow AquaVault Inc. to get notified of future updates!

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VIDEO TRANSCRIPT

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